FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.	The Registrant hereby announces that at the special general meeting of shareholders held today, the following resolution was adopted:

“Subject to: (i) the Company’s Board of Directors approving the raise of equity of at least $3 million by the Company, by way of a rights offering (the “Rights Offering”), and (ii) the publishing of a prospectus related thereto; then, only if the Company shall not raise at least $3 million via the Rights Offering, it is hereby resolved as follows (to be read in conjunction with the Company’s proxy statement filed on Form 6-K on September 7, 2006):

a.	to approve the raise of equity by the Company, by way of a public offering in Israel, and to authorize the Company’s Board of Directors to negotiate and finalize its terms.

b.	to approve, as an alternative to the public offering, at management’s discretion, the raise of equity by the Company, by way of a private placement and to authorize the Company’s Board of Directors to negotiate and finalize its terms.”

2.	Attached hereto and incorporated by reference is the following Registrant’s press release: B.O.S. Shareholders Approve Equity Financing; Dated October 19, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Adiv Baruch —————————————— Adiv Baruch President and CEO

Dated: October 19, 2006

B.O.S. Shareholders Approve Equity Financing

TERADYON, Israel – (BUSINESS WIRE) – October 19, 2006 – B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC) announced that at the shareholders meeting held today, the shareholders expressed an interest in participating in a rights offering. Therefore, at the meeting, the shareholders approved the resolutions recommended by the Company’s Board and appearing in the Company’s proxy statement, subject to the Company’s first pursuing the avenue of equity raising by way of a rights offering. In the event such offering would not yield an investment of at least $3 million dollars, the Company would be authorized to raise the equity either by way of a public offering in Israel or by way of a private placement, as detailed in the Company’s proxy statement. The full text of the adopted resolutions appears in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission.

Edouard Cukierman, Chairman of the Board of Directors said: “I am pleased with the vote of confidence by the Company’s shareholders present at the meeting today and their willingness to participate in a rights offering.”

Adiv Baruch, President and CEO of BOS added: “this is definitely a strong show of support by shareholders who participated in the meeting, in management’s strategy. The financing will strengthen the Company’s capital structure and facilitate potential future mergers and acquisitions.”

This announcement does not constitute an offer of any securities for sale. The rights offering is subject to the filing of a registration statement covering the rights and shares to be issued and to other customary regulatory filings and approvals. Any rights offering conducted by the Company will be made only by means of a prospectus.

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE:BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two segments:

Electronic Components segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

Connectivity segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

For further information, please contact:
Mr. Emanuel Kahana
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3-6074717, e-Mail: info@gk-biz.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission.. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.